February 27, 2017

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mr. John Reynolds

Re: Acceleration Request for Coca-Cola West Company, Limited

Registration Statement on Form F-4, filed on February 24, 2017

File: 333-216213

CIK No. 0001672908

Dear Mr. Reynolds:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Coca-Cola West Company, Limited (“CCW”) hereby respectfully requests that the effective date of the Registration Statement on Form F-4, No. 333-216213, filed on February 24, 2017 (the “Registration Statement”), be accelerated, so that the Registration Statement may become effective by 9:00 a.m., Eastern time, on February 28, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Kenneth J. Lebrun of Shearman & Sterling LLP at +81-3-5251-0203.

Sincerely,

COCA-COLA WEST COMPANY, LIMITED

By:	/s/ Yasunori Koga
Name:	Yasunori Koga
Title:	Director and Senior Corporate Officer

cc: Kenneth J. Lebrun (Shearman & Sterling LLP)